Exhibit 99.47

LINEAR GOLD CORP

News Release

Linear Gold Announces Reorganization and Anticipated Distribution of Linear Metals Corporation as a Dividend-in-Kind to Linear Gold Shareholders

April 24, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that the Board of Directors of Linear Gold Corp. (“Linear Gold”) has approved a reorganization of Linear Gold in anticipation of listing the shares of Linear Gold's 100% owned subsidiary, Linear Metals Corporation (“Linear Metals”), on the TSX Venture Exchange.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, have been transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, are in the process of being transferred to Linear Metals.  Information on each of these properties is available on the Linear Gold website www.lineargoldcorp.com ..

Linear Metals is preparing a preliminary prospectus qualifying the Linear Metals common shares for distribution and anticipates completion and filing of the preliminary prospectus within the next week.  Upon receipt of all regulatory approvals, including the filing of the final p rospectus and conditional acceptance of Linear Metals Corporation's application to the TSX Venture exchange , Linear Gold’s board will consider, and if deemed appropriate, approve the distribution of Linear Gold's 100% interest in Linear Metals to shareholders of Linear Gold, on the day of record, expected to be May 30, 2006 ..

Linear Gold’s Board of Directors anticipates that the dividend may take the form of each Linear Gold shareholder receiving a Unit in Linear Metals comprised of 0.8 common shares and one-tenth of a warrant, with each full warrant entitling the holder to acquire an additional common share of Linear Metals for $0.12 ..   Accordingly, for each ten shares held by a Linear Gold shareholder, they will receive eight common shares of Linear Metals and one warrant to acquire an additional common share at $0.12.   The warrants are expected to have an expiry date of not less than 15 days after the record date.  Based on the current 21,397,780 issued and outstanding shares in Linear Gold, 17,118,224 common shares and 2,139,778 warrants of Linear Metals are expected to be distributed. Linear Metals has arranged for a standby subscription commitment to subscribe for any unexercised warrants, thereby providing that 2,139,778 shares will be issued pursuant to the exercise of warrants and the standby subscription commitment ..  The standby subscription commitment will be provided by managers of Linear Gold ..

Linear Metals' Board of Directors has also approved a minimum private placement commitment of 5,000,000 common shares at $0.15 per share for total proceeds of $750,000, upon listing of Linear Metals shares on the TSX Venture Exchange.  The minimum private placement commitment of $750,000 will be provided by managers of Linear Metals ..

Linear Metals Strategy

Linear Metals plans to explore and advance its initial portfolio of properties while aggressively pursuing non-gold assets with an initial focus on Mexico.  Linear Metals will aggressively pursue acquisitions that are not in competition with Linear Gold.

Linear Metals Directors and Management

Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.  Linear Gold’s management has been appointed as interim officers of Linear Metals.  A search for a President of Linear Metals has been initiated.

Wade K. Dawe, Linear Gold’s President and Chief Executive Officer stated, “Linear Gold anticipates that this strategic move will allow the value of Linear Gold's non-gold properties to be recognized by current Linear Gold shareholders.”

For further information please contact Brian MacEachen, Chief Financial Officer or Terry Christopher, Manager of Investor Relations at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com